09055578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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AB
2/26

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auriga USA, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza
(No. and Street)

New York	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constantine Baris 516-676-7111
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Constantine Baris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auriga USA, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

C.F.O.

Title

Notary Public

SUSAN DELANTY
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DE6012997
QUALIFIED IN SUFFOLK COUNTY
MY COMMISSION EXPIRES SEPT. 2008

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Auriga USA, Inc.
One Penn Plaza
New York, NY 10119

We have audited the accompanying statement of financial condition of Auriga USA, Inc. as of December 31, 2008, and the related statements of (loss), stockholders' equity, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auriga USA, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Great Neck, NY
January 29, 2009

AURIGA USA, INC.

(A Wholly-Owned Subsidiary of Auriga Securities SVSA)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Current assets:	
Cash	$ 510,862
Commissions receivable	677,521
Clearance account	500,430
Deposit	45,676
	1,223,627
Total current assets	1,734,489
Property and equipment	151,214
Less: accumulated depreciation	(4,852)
	146,362
Security deposit	3,825
Total assets	$1,884,676

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued expenses and commissions payable	$ 165,093
Total current liabilities	165,093
Stockholders' equity:	
Common stock, no par value, 30 shares issued and outstanding	1,000
Additional paid-in capital	1,768,210
Retained earnings (deficit)	(49,627)
Total stockholders' equity	1,719,583
Total liabilities and stockholders' equity	$1,884,676

See accompanying notes to financial statements.

AURIGA USA, INC.

(A Wholly-Owned Subsidiary of Auriga Securities SVSA)

STATEMENT OF (LOSS)

YEAR ENDED DECEMBER 31, 2008

Income:	
Commissions	$1,535,052
Interest income	972
	1,536,024
Expenses:	
Payroll and related expenses	886,545
Commission expenses	1,376
Travel and entertainment	59,343
Equipment rental	37,656
Employee benefits	37,274
Telephone	56,176
Professional fees	235,330
Office expense	32,303
Computer and internet expense	79,703
Insurance	5,081
New York State corporation taxes	100
Research and quotes	7,168
Clearance expense	11,821
Charitable donations	50
Dues and fees	26,994
Rent	73,061
Corporate travel and housing	161,708
Depreciation	3,232
Amortization	1,620
Advertising and promotion	814
Utilities	2,250
Miscellaneous expenses	1,368
	1,720,973
Net (loss)	$ (184,949)

See accompanying notes to financial statements.

AURIGA USA, INC.

(A Wholly-Owned Subsidiary of Auriga Securities SVSA)

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2008	$ 1,000	$ 29,500	$ 331,416
Distributions to stockholders			(196,094)
Donations to capital		1,738,710	
Net (loss)	-	-	(184,949)
Balance, December 31, 2008	$ 1,000	$1,768,210	$ (49,627)

See accompanying notes to financial statements.

AURIGA USA, INC.

(A Wholly-Owned Subsidiary of Auriga Securities SVSA)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net (loss)		$ (184,949)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	$ 4,852	
Increase in commissions receivable	(624,082)	
Increase in clearance account	(475,730)	
Decrease in deposit account	100,000	
Increase in deposits	(45,676)	
Increase in accrued expenses	111,826	
Total adjustments		(928,810)
Net cash (used) by operating activities		(1,113,759)
Cash flows from investing activities:		
Decrease in security deposit	5,175	
Purchase of property and equipment	(147,317)	
Net cash (used) by investing activities		(142,142)
Cash flows from financing activities:		
Distributions to stockholders	(196,094)	
Donations to capital	1,738,710	
Net cash provided by financing activities		1,542,616
Net increase in cash and cash equivalents		286,715
Cash and cash equivalents, beginning		224,147
Cash and cash equivalents, ending		$ 510,862
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes paid during year		$ 100
Interest paid during year		$ -

See accompanying notes to financial statements.

1. Organization and Basis of Presentation:

Auriga USA, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated under the laws of the State of New York on September 8, 2001, and was authorized to do business in New York. The company is a wholly-owned subsidiary of Auriga Securities SVSA, a Spanish company.

The Company provides securities trading and brokerage activities to customers and execution services for institutional accounts. As of December 31, 2008, all securities transactions are cleared through two brokers, one of which is a related party (see Note 6).

On July 1, 2008, 100% of the outstanding shares of common stock of Garden City Capital, Inc.. were purchased by Auriga Securities SVSA. On August 26, 2008, the name of the corporation was changed from Garden City Capital, Inc. to Auriga USA, Inc. In the subsequent period, the assets and liabilities of Auriga USA, Inc. were merged into Auriga USA, LLC.

The net (loss) for each shareholder is broken down as follows:

Garden City Capital Inc 1/1/08 - 6/30/08	Auriga USA Inc 7/1/08 - 12/31/08	Net (loss) for year
$(135,322)	$(49,627)	$(184,949)

2. Summary of Significant Accounting Policies:

Concentration of Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

As of December 31, 2008, the HSBC Bank statement indicated a balance of $565,366. Federal Deposit Insurance Corporation (FDIC) insurance coverage per depositor per institution for all types of deposit accounts was increased from $100,000 to $250,000 for the time period from October 3, 2008 through December 31, 2009. On October 14, 2008, the FDIC announced a new program that provides full, unlimited FDIC insurance for deposit balances in non-interest bearing business demand deposit accounts. As of December 31, 2008, all monies in HSBC Bank are in non-interest bearing accounts.

2. Summary of Significant Accounting Policies (continued):

Security Transactions:

The Company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the Company.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation and amortization expense for the year ended December 31, 2008 was $4,852.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes:

The corporation had originally elected to be taxed as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes. As a result of the sale of the shares of common stock of Garden City Capital, Inc. being purchased by Auriga Securities SVSA, the Company revoked its "S" corporation status and will now be a "C" corporation.

3. Net Capital Requirements:

Auriga USA, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, Auriga USA, Inc. had net capital of $846,199 after adjustments for non-allowable assets, which was $835,193 in excess of its required net capital. Auriga USA, Inc.'s net capital ratio was .1951 to 1.

4. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

5. Clearing Deposit:

The Company is required to maintain a security deposit with Wedbush Morgan Securities. At December 31, 2008, the Company was required to keep a minimum of $500,000 on deposit.

6. Related Party Transactions:

As of December 31, 2008, the Company had a receivable from its parent in the amount of $625,264.

7. Lease Agreement:

Auriga Securities SVSA entered into a sublease agreement with Broadway Real Estate Services, LLC on July 1, 2008, for approximately 3,000 square feet on the 46th floor of One Penn Plaza. Effective from and including the first day of the first lease month, to and including the last day of the twelfth lease month, minimum rent shall be an annual amount of $183,000, payable in equal monthly installments of $15,250. The sublease was amended in January 2009. The company is surrendering possession of the original subleased premises to sublessor, and sublessor is willing to accept such surrender, as the company will now be occupying approximately 15,000 square feet on the 46th floor of the building.

7. Lease Agreement (continued):

As of the surrender date, expected to be February 2009, the term of the lease shall be amended to extend from the surrender date through and including the date that occurs on the last day of the month that occurs 24 months following the surrender date. During the 24 month term of the sublease, the subtenant shall pay to sublessor, as final rent, $648,000 per annum, payable in equal monthly installments of $54,000. Sublessor grants to subtenant one option to extend the term as to the entire new subleased premises for a period that commences on the date immediately following the new expiration date and extending through and including November 30, 2017 (the renewal term expiration date).

The aggregate minimum future rental payments under the lease are as follows:

Year Ended December 31,	
2009	$ 609,250
2010	648,000
2011	54,000
	$1,311,250

8. Commitments and Contingencies:

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Auriga USA, Inc. as of 12/31/2008

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 1,719,583	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			1,719,583	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 1,719,583	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 873,384	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(873,384)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 846,199	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 846,199	3750

OMIT PENNIES

Non-allowable assets:	
Commissions receivable - aged	$ 677,521
Property and equipment - net of accumulated depreciation	146,362
Deposit	45,676
Security deposit	3,825
	$ 873,384

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Auriga USA, Inc. as of 12/31/2008

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6⅔% of line 19)			$ 11,006	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 11,006	3760
14. Excess net capital (line 10 less 13)			$ 835,193	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 829,689	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 165,093	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 165,093	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 19.51	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Auriga USA, Inc.
One Penn Plaza
New York, NY 10119

In planning and performing our audit of the financial statements of Auriga USA, Inc. for the period ended December 31, 2008, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Auriga USA, Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Auriga USA, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Auriga USA, Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2008 to December 31, 2008.

This report is intended solely for the use of Auriga USA, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
January 29, 2009

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2008

Auriga USA, Inc.
One Penn Plaza
New York, NY 10119

In performing our audit of Auriga USA, Inc. for the year ended December 31, 2008, there were no adjustments made that affected the December 31, 2008 focus report Form X-17A-5.

The net capital after haircuts as reported on our December 31, 2008 audited report was $846,199; the net capital after haircuts as reported on the December 31, 2008 focus report Form X-17A-5 was also $846,199. This report was not prepared by us. There is no difference between these figures.

Lipner, Sofferman & Co., LLP
LIPNER, SOFFERMAN & CO., LLP

END